Exhibit 99.1

October 31, 2018

Lithium Americas Announces Closing of Transaction
with Ganfeng Lithium and SQM

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC; NYSE: LAC) (“Lithium Americas”, “LAC” or the “Company”) is pleased to announce the completion of a series of transactions with subsidiaries of Jiangxi Ganfeng Lithium Co., Ltd. (“Ganfeng Lithium”) and Sociedad Química y Minera de Chile S.A. (“SQM”) with respect to the Cauchari-Olaroz lithium project in Jujuy, Argentina (“Cauchari-Olaroz”), previously announced on August 13, 2018 (together, the “Transaction).

Pursuant to the Transaction, Ganfeng Lithium has acquired a 37.5% interest in Minera Exar S.A. (“Minera Exar”), the holding company for Cauchari-Olaroz, from SQM. Lithium Americas holds the remaining 62.5% interest.  In connection with the Transaction, Ganfeng Lithium has provided Lithium Americas with a US$100 million limited recourse, subordinated loan facility to fully fund Lithium Americas’ increased share of Caucharí-Olaroz’ capital expenditures.

Tom Hodgson, CEO of Lithium Americas, commented, “We would like to thank SQM for helping close the Transaction on schedule and for their continued support during the transition period. We are very pleased with the recent progress at site, including the start of filling the first pond in October, and remain on track to commence lithium carbonate production in 2020. Following the close of the Transaction, Lithium Americas remains well capitalized with approximately US$300 million in available capital and over US$45 million in cash on our balance sheet.”

Wang Xiaoshen, Vice Chairman of Ganfeng Lithium, commented, “Advancing Cauchari-Olaroz to production is one of our top priorities. With the Transaction closed and construction activity accelerating, we look to leverage our technical and project execution experience processing concentrated brine into high-quality lithium products to the benefit of Minera Exar and the Province of Jujuy.”

About Lithium Americas:

Lithium Americas, together with Ganfeng Lithium, is developing Caucharí-Olaroz, under construction in Jujuy, Argentina through its 62.5% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass lithium project located in Nevada, the largest known lithium deposit in the United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to: (i) the timing and results of the development plan and ongoing development at the Caucharí-Olaroz project; (ii) Lithium Americas’ ability to fund the Caucharí-Olaroz project; and (iii) anticipated timing of production at the Project. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks relating to changes in Project parameters as plans continue to be redefined, including the possibility that mining operations may not commence at the Project, risks relating to variations in mineral resources and mineral reserves, risks relating to the ability to access infrastructure, risks relating to changes in the price of, or worldwide demand for, battery-grade lithium carbonate, sulfuric acid or other commodities, risks relating to increased competition in the market for battery-grade lithium carbonate and related products, risks relating to global financial conditions, reliance on key personnel, operational risks inherent in the conduct of mining activities, increases in capital or operating costs and the risk of delays or increased costs that may be encountered during the development and construction process, regulatory risks, including risks relating to the acquisition of necessary permits and licenses, financing risks, including the risk that funding required for development and construction activities may not be available on satisfactory terms or at all, environmental risks, and the additional risks identified in the “Risk Factors” section of Lithium Americas’ annual information form and other reports and filings filed with applicable securities regulators. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.